Exhibit 99.1

Interim Condensed Consolidated Financial Statements of

ABSOLUTE SOFTWARE CORPORATION

Three months ended September 30, 2020 and 2019

(Unaudited)

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars) (Unaudited)

	Notes	September 30, 2020	June 30, 2020
ASSETS
CURRENT
Cash and cash equivalents		$51,295,830	$29,727,498
Short-term investments	(Note 3)	6,945,633	17,350,152
Trade and other receivables	(Note 4)	23,944,861	28,990,235
Income tax receivable		135,657	111,769
Prepaid expenses and other		4,071,404	2,541,183
Contract acquisition assets – current	(Note 5)	7,595,928	7,501,339

		93,989,313	86,222,176
PROPERTY AND EQUIPMENT		5,090,115	5,563,327
RIGHT OF USE ASSETS	(Note 6)	8,692,116	9,181,927
DEFERRED INCOME TAX ASSETS	(Note 11)	21,762,745	22,278,745
CONTRACT ACQUISITION ASSETS	(Note 5)	6,047,812	5,842,845
GOODWILL		1,100,000	1,100,000

		$136,682,101	$130,189,020

LIABILITIES
CURRENT
Trade and other payables	(Note 7)	$18,634,592	$19,996,253
Income tax payable		157,892	382,041
Accrued warranty		101,409	133,000
Lease liabilities – current	(Note 8)	1,890,344	1,724,730
Deferred revenue – current	(Note 10(b))	82,949,122	80,843,795

		103,733,359	103,079,819
LEASE LIABILITIES	(Note 8)	7,941,090	8,411,101
DEFERRED REVENUE	(Note 10(b))	65,494,797	61,759,629

		177,169,246	173,250,549
CONTINGENCIES	(Note 15)
SHAREHOLDERS’ DEFICIENCY
Share capital	(Note 9(b))	83,042,897	81,890,311
Equity reserve		39,893,838	38,523,835
Treasury shares		(263,840)	(263,840)
Accumulated other comprehensive income		30,227	—
Deficit		(163,190,267)	(163,211,835)

		(40,487,145)	(43,061,529)

		$136,682,101	$130,189,020

SUBSEQUENT EVENTS (Note 16)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

Approved on behalf of the Board on November 9, 2020:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Income

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

	Notes	2020	2019
REVENUE	(Note 10)	$28,495,557	$25,652,489
COST OF REVENUE		3,115,407	3,233,367

GROSS MARGIN		25,380,150	22,419,122
OPERATING EXPENSES
Sales and marketing		10,083,539	9,518,785
Research and development		5,061,693	3,739,586
General and administration		3,443,030	3,324,857
Share-based compensation	(Note 9(h))	2,593,005	1,166,801

		21,181,267	17,750,029

OPERATING INCOME		4,198,883	4,669,093
OTHER EXPENSE
Finance income, net		21,936	112,141
Interest expense – lease liability		(138,649)	(131,201)
Foreign exchange loss		(186,226)	(12,819)

		(302,939)	(31,879)

NET INCOME BEFORE INCOME TAXES		3,895,944	4,637,214
INCOME TAX EXPENSE	(Note 11)	(1,294,000)	(1,186,000)

NET INCOME		$2,601,944	$3,451,214

UNREALIZED GAIN ON DERIVATIVES, NET OF TAX	(Note 13)	30,227	—

COMPREHENSIVE INCOME		$2,632,171	$3,451,214

BASIC AND DILUTED INCOME PER SHARE		$0.06	$0.08

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
BASIC		42,626,572	41,722,849
DILUTED		45,831,759	44,169,505

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statement of Changes in Shareholders’ Deficiency

(Expressed in United States dollars) (Unaudited)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
BALANCE, JUNE 30, 2019	41,645,552	$76,778,014	$36,744,933	$(359,973)	—	$(163,778,642)	$(50,615,668)
Shares issued on options exercised	6,688	43,625	(7,726)	—	—	—	35,899
Shares issued under Employee Share Purchase Plan	35,963	180,842	—	—	—	—	180,842
Shares issued under Performance and Restricted Share Unit plan	128,297	619,978	(619,978)	—	—	—	—
Share-based compensation	—	—	1,032,614	—	—	—	1,032,614
Dividends paid	—	—	—	—	—	(2,509,243)	(2,509,243)
Net income and total comprehensive income	—	—	—	—	—	3,451,214	3,451,214

BALANCE, SEPTEMBER 30, 2019	41,816,500	$77,622,459	$37,149,843	$(359,973)	—	$(162,836,671)	$(48,424,342)

Shares issued on options exercised	279,580	2,018,160	(408,511)	—	—	—	1,609,649
Shares issued under Employee Share Purchase Plan	36,060	188,230	—	—	—	—	188,230
Shares issued under Performance and Restricted Share Unit plan	412,055	2,077,371	(2,175,273)	96,133	—	—	(1,769)
Shares repurchased and cancelled under the Normal Course Issuer Bid	(8,700)	(48,828)	—	—	—	—	(48,828)
Share Repurchase Adjustment	—	32,919	—	—	—	(32,919)	—
Share-based compensation expense	—	—	3,957,776	—	—	—	3,957,776
Dividends paid	—	—	—	—	—	(7,525,740)	(7,525,740)
Net income and total comprehensive income	—	—	—	—	—	7,183,495	7,183,495

BALANCE, JUNE 30, 2020	42,535,495	$81,890,311	$38,523,835	$(263,840)	—	$(163,211,835)	$(43,061,529)

Shares issued on options exercised	49,682	361,689	(65,322)	—	—	—	296,367
Shares issued under Employee Share Purchase Plan	30,508	165,662	—	—	—	—	165,662
Shares issued under Performance and Restricted Share Unit plan	113,960	625,235	(625,235)	—	—	—	—
Share-based compensation	—	—	2,060,560	—	—	—	2,060,560
Dividends paid	—	—	—	—	—	(2,580,376)	(2,580,376)
Unrealized gain on derivatives, net	—	—	—	—	30,227	—	30,227
Net income	—	—	—	—	—	2,601,944	2,601,944

BALANCE, SEPTEMBER 30, 2020	42,729,645	$83,042,897	$39,893,838	$(263,840)	$30,227	$(163,190,267)	$(40,487,145)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Cash Flows

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

	Notes	2020	2019
OPERATING ACTIVITIES
Net income		$2,601,944	$3,451,214
Items not involving cash
Amortization of property and equipment		866,213	825,144
Amortization of right of use assets	Note (6)	489,811	413,337
Amortization of contract acquisition assets	(Note 5)	2,540,065	2,249,295
Share-based compensation	(Note 9(h))	2,593,005	1,032,614
Deferred income taxes	(Note 11)	516,000	(367,781)
Unrealized gain on short-term investments		(28,663)	(99,106)
Unrealized foreign exchange loss		156,564	—
Change in non-cash working capital
Trade and other receivables		5,045,374	6,547,368
Income tax receivable		(23,888)	514,740
Prepaid expenses and other		(1,530,221)	353,817
Contract acquisition assets incurred	(Note 5)	(2,839,621)	(1,423,246)
Trade and other payables		(1,264,078)	(2,467,068)
Income tax payable		(224,149)	13,660
Accrued warranty		(31,591)	79,500
Deferred revenue		5,840,495	(3,645,811)

CASH FROM OPERATING ACTIVITIES		14,707,260	7,477,677
INVESTING ACTIVITIES
Purchase of property and equipment		(945,871)	(1,649,153)
Proceeds from maturities of short-term investments		10,433,182	6,870,000
Purchase of short-term investments		—	(11,785,502)

CASH FROM (USED IN) INVESTING ACTIVITIES		9,487,311	(6,564,655)
FINANCING ACTIVITIES
Dividends paid	(Note 9(g))	(2,580,376)	(2,509,243)
Issuance of common shares	(Note 9(b))	376,331	151,126
Payment of lease liabilities	(Note 8)	(460,960)	(409,865)

CASH USED IN FINANCING ACTIVITIES		(2,665,005)	(2,767,982)
FOREIGN EXCHANGE EFFECT ON CASH		38,766	(10,931)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		21,568,332	(1,865,891)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		29,727,498	18,690,539

CASH AND CASH EQUIVALENTS, END OF PERIOD		$51,295,830	$16,824,648

SUPPLEMENTAL CASH FLOW INFORMATION (NOTE 12)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

1.	NATURE OF OPERATIONS

Absolute Software Corporation (the “Company”) was incorporated under the Company Act (British Columbia) on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of a cloud-based service that supports the management and security of computing devices, applications, and data for a variety of organizations globally. The Company’s differentiated technology is rooted in its patented Persistence® technology, which is embedded in the firmware of laptop, desktop, and tablet devices by almost every major global computer manufacturer. Enabling a permanent digital tether between the endpoint and the organization that distributed it, the Company provides IT and security personnel with connectivity, visibility, and control, whether a device is on or off the corporate network, and empower them with Self-Healing Endpoint™ security to ensure mission critical applications remain healthy and deliver intended value. The Company markets its solutions through PC OEMs, distributors, value added resellers, and directly to its customers, who include corporations, government entities, educational institutions, and consumers. While the majority of the Company’s sales are generated in North America, the Company’s products are also available internationally through resellers in Europe, the Middle East and Africa, as well as the Asia-Pacific and Latin American regions. The Company’s head office and principal address is Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49211, Vancouver, British Columbia, Canada, V7X 1K8. The Company trades on the TSX and the Nasdaq under the symbol ABST.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended June 30, 2020.

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2020. Interim results are not necessarily indicative of the results expected for the fiscal year.

The date of approval of these interim condensed consolidated financial statements by the Company’s Board of Directors is November 9, 2020.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Significant accounting judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 2(c)), that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements, are related to:

i)	the determination of the functional currency for the Company and its subsidiaries;

ii)	the determination of the ranges of the Standalone Selling Prices of its subscription and support revenues; and

iii)	the determination of the Standalone Selling Price of its professional services revenues.

(c)	Key sources of estimation uncertainty

The preparation of these interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The interim consolidated financial statements include estimates which, by their nature, are uncertain.

The impacts of such estimates are pervasive throughout the interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the date of the statement of financial position, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:

•	the assessment of the carrying values of allowances for unrecoverable accounts receivable and assets;

•	the assessment of the Company’s incremental borrowing rate related to the recognition of lease liabilities;

•	the assessment of renewal and termination options related to the recognition of right of use assets and lease liabilities;

•	the inputs used in accounting for share-based compensation in the statement of operations and comprehensive income;

•	the recognition and recoverability of the Company’s deferred tax assets; and

•	the evolving and future impacts of the COVID-19 global pandemic.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Adoption of Future Accounting Standards

Certain pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company’s consolidated financial statements upon adoption.

3.	SHORT-TERM INVESTMENTS

The Company’s short-term investments are comprised of the following:

	September 30, 2020	June 30, 2020
Investment grade securities	$6,585,801	$16,990,320
Term deposits	359,832	359,832

	$6,945,633	$17,350,152

The Company’s investment grade securities include Canadian and U.S. government and agency securities, including treasury bills; as well as corporate bonds and certificates of deposit.

4.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables are comprised of the following:

	September 30, 2020	June 30, 2020
Trade receivables	$23,788,160	$28,882,013
Other receivables	471,797	423,318
Allowance for doubtful accounts	(315,096)	(315,096)

	$23,944,861	$28,990,235

At September 30, 2020, 3% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2020 – 1%). As at September 30, 2020, 33%, 27%, and 19% (June 30, 2020 – 55%, 16%, and 16%) of the receivable balances are owing from three OEM and distributor partners.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

5.	CONTRACT ACQUISITION ASSETS

The following table provides a reconciliation of contract acquisition assets for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
	2020	2019
Balance, beginning of period	$13,344,184	$11,905,831
Contract acquisition costs incurred	2,839,621	1,423,246
Amortization	(2,540,065)	(2,249,295)

Balance, end of period	13,643,740	11,079,782
Less: current portion	(7,595,928)	(6,140,472)

	$6,047,812	$4,939,310

6.	RIGHT OF USE ASSETS

The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 1 year to 6 years.

The following table provides a reconciliation of right of use assets for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
	2020	2019
Balance, beginning of period	$9,181,927	$8,917,373
Amortization	(489,811)	(413,337)

Balance, end of period	$8,692,116	$8,504,036

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

7.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are comprised of the following:

	September 30, 2020	June 30, 2020
Payroll and employee benefits	$6,290,841	$9,669,919
Trade payables	3,974,522	4,173,555
Deferred share units	4,217,088	3,684,643
Customer deposits	2,639,420	1,686,813
Accrued liabilities	1,244,283	527,374
Sales taxes payable	268,438	253,949

	$18,634,592	$19,996,253

8.	LEASE LIABILITIES

The following table provides a reconciliation of lease liabilities for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
	2020	2019
Balance, beginning of period	$10,135,831	$9,699,651
Payments	(599,609)	(541,087)
Interest expense	138,649	131,222
Unrealized foreign exchange loss (gain)	156,563	(8,791)
Balance, end of period	9,831,434	9,280,995
Less: current portion	1,890,344	1,589,883

	$7,941,090	$7,691,112

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL

(a)	Authorized

100,000,000 common shares, no par value

(b)	Issued and outstanding

During the three months ended September 30, 2020, the Company issued 49,682 common shares on exercise of employee stock options for total proceeds of $296,367. An amount of $65,322 related to the original fair value of the options was transferred from equity reserve to common shares upon exercise.

During the three months ended September 30, 2020, the Company issued 30,508 common shares pursuant to its Employee Share Ownership Plan (the “ESOP”) for total proceeds of $165,662.

During the three months ended September 30, 2020, the Company issued 113,960 common shares pursuant to its Performance and Restricted Share Unit (“PRSU”) Plan with a fair value of $625,235.

During the three months ended September 30, 2019, the Company issued 6,688 common shares on exercise of employee stock options for total proceeds of $35,899. An amount of $7,726 related to the original fair value of the options was transferred from equity reserve to common shares upon exercise.

During the three months ended September 30, 2019, the Company issued 35,963 common shares pursuant to its prior employee share purchase plan for total proceeds of $180,842.

During the three months ended September 30, 2019, the Company issued 128,297 common shares pursuant to its PRSU Plan with a fair value of $619,978.

On September 26, 2019, the Company received approval from the TSX to commence a Normal Course Issuer Bid (the “Bid”) on October 1, 2020 that enabled the Company to purchase and cancel up to 2,663,275 of its common shares or return such shares to treasury. The Bid allowed for the purchase of up to 27,956 common shares on a daily basis until September 30, 2020, except where purchases were made in accordance with “block purchases” exemptions under applicable TSX policies. During the three months ended September 30, 2020, the Company did not repurchase any common shares under the Bid. During the three months ended September 30, 2019, the Company did not repurchase any common shares under its prior normal course issuer bid.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

(c)	Stock Option Plan

The Company’s share-based compensation plans include an Employee Stock Option Plan (“Option Plan”).

In 2001, the Company’s Board of Directors adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). Under the Option Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under PRSU Plan and the ESOP. On this basis, at September 30, 2020, the maximum number of common shares available under the Option Plan was 1,954,985 (June 30, 2020 – 2,324,924), of which 1,213,496 remained available for grant thereunder.

Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors in accordance with the Option Plan. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

The following table summarizes activity under the Option Plan for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
	2020		2019
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	791,171	$7.87	1,151,213	$7.82
Exercised	(49,682)	7.97	(4,438)	7.00
Forfeited	—	—	(2,150)	6.85
Expired	—	—	(6,250)	7.10

Outstanding, end of period	741,489	$7.86	1,138,375	$7.83

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

(d)	Performance and Restricted Share Unit Plan

The Company’s share-based compensation plans also include a Performance and Restricted Share Unit (“PRSU”) Plan. Under the PRSU Plan, the Company may issue Performance Share Units (PSUs) and Restricted Share Units (RSUs).

In 2016, the Company’s shareholders ratified the PRSU Plan (as amended in 2018).Under the PRSU Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the Option Plan. On this basis, at September 30, 2020, 1,969,864 (June 30, 2020 – 3,963,088) common shares were eligible for grant under the PRSU Plan, of which 1,213,496 remained available for grant thereunder.

In addition, the Company has a Market-based PRSU Plan (“Market PRSU Plan”). Shares issued pursuant to the Market PRSU Plan will be acquired, at the Company’s election, under the terms of permissible share buyback mechanisms and will not be issued from treasury.

Terms and conditions of PSUs and RSUs granted are determined by the Board of Directors in accordance with the PRSU Plan.

Performance Share Units

Under the PRSU Plan, PSUs are issued to eligible persons and generally vest after a three year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted. The expiry date of the PSU grants is generally December 31 of the tenth year from the date of grant.

The following table summarizes PSU activity under the PRSU Plan for the three months ended September 30, 2020 and 2019:

	Three months ended
	September 30,
	2020	2019
	Number	Number
	of units	of units
Outstanding, beginning of period	617,373	312,404
Granted	139,510	299,326
Forfeited	(515)	—

Outstanding, end of period	756,368	611,730

None of the outstanding PSUs at September 30, 2020 were issued pursuant to the Market PRSU Plan.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

Fair values – Performance Share Units

The total fair value of PSUs granted under the PRSU Plan in the three months ended September 30, 2020 was $1,650,405 (2019 - $2,835,094). The weighted average grant date fair value of PSUs granted during the three months ended September 30, 2020 was $12.11 (2019 - $9.57). At September 30, 2020, no outstanding PSUs had vested.

In the three months ended September 30, 2020 and 2019, the Adjustment Factor related to the PSUs granted was related to the achievement of company-specific performance targets. The fair value of the PSUs granted was estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future company performance.

Restricted Share Units

Under the PRSU Plan, RSUs are issued to eligible persons and generally vest over a three year period (33.3% vesting on each anniversary date). The expiry date of the RSU grants is generally December 31 of the year in which the tranche vests.

The following table summarizes RSU activity under the PRSU Plan for the three months ended September 30, 2020 and 2019:

	Three months ended
	September 30,
	2020	2019
	Number of	Number of
	units	units
Outstanding, beginning of period	1,811,963	1,282,298
Granted	401,838	645,341
Released	(113,960)	(114,565)
Forfeited	(3,129)	(33,426)

Outstanding, end of period	2,096,712	1,779,648

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

None of the outstanding RSUs at September 30, 2020 were issued pursuant to the Market PRSU Plan.

Fair values – Restricted Share Units

The total fair value of RSUs granted under the PRSU Plan in the three months ended September 30, 2020 was $4,655,418 (2019 - $3,722,672). The weighted average grant date fair value of RSUs granted during the three months ended September 30, 2020 was $11.86 (2019 - $5.88). At September 30, 2020, 312,434 of the outstanding RSUs had vested.

The fair value of the RSUs granted was estimated on the grant date using the fair value of the

Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.

(e)	Deferred Share Unit Plan

The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share based compensation plan.

In 2016, the Company’s shareholders ratified the DSU Plan. Terms and conditions of DSUs granted are determined by the Board of Directors in accordance with the DSU Plan.

Under the DSU Plan, DSUs are issued to eligible persons and generally vest over a one year period (25% per three months). DSUs are not eligible for redemption until the unitholder ceases to be an eligible person. The term of the DSU grants is coterminous with the date the unitholder ceases to be an eligible person.

The following table summarizes activity under the DSU Plan for the three months ended September 30, 2020 and 2019:

	Three months ended
	September 30,
	2020	2019
	Number of	Number of
	units	units
Outstanding, beginning of period	377,612	340,862
Granted	1,942	10,265

Outstanding, end of period	379,554	351,127

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

Fair values – Deferred Share Units

The total fair value of DSUs granted under the DSU Plan in the three months ended September 30, 2020 was $23,826 (2019 - $47,670). The weighted average grant date fair value of DSUs granted during the three months ended September 30, 2020 was $12.27 (2019 - $6.81). The fair value owing was marked to market at September 30, 2020, and as a result, at that date, the total liability carried within Accounts Payable and Accrued Liabilities related to the DSU Plan was $4,217,088 (June 30, 2020 - $3,684,643).

(f)	Employee Share Ownership Plan

The Company’s share-based compensation plans also include the Employee Share Ownership Plan.

In 2020, the Company’s shareholders ratified the ESOP. Previous to December 31, 2019, the Company had an Employee Share Purchase Plan (the “Purchase Plan”), which was adopted in 2004.

The terms of the ESOP allow employees to purchase up to 350,000 common shares from treasury at a 15% discount from the market price. Each employee can allocate an annual maximum of CAD$15,000 per year to the purchase of common shares through two, six month offering periods per year. The ESOP became effective January 1, 2020, and on that date, the Purchase Plan lapsed.

During the three months ended September 30, 2020, 30,508 common shares (2019 – 35,963 common shares under the Purchase Plan) were issued from treasury under the ESOP at a weighted average price of $5.43 (2019 - $5.03) per share. Subsequent to the issuance of common shares related to the six month offering period ended December 31, 2019, no further common shares will be issued pursuant to the Purchase Plan.

As a result, at September 30, 2020, 319,492 common shares were available for grant under the ESOP.

(g)	Dividends

In the three months ended September 30, 2020, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares for a total amount of $2,580,376. The dividends were paid in cash to shareholders of record at the close of business on August 12, 2020.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

(h)	Share-based compensation

The Company’s share-based compensation for the three months ended September 30, 2020 and 2019 was comprised as follows:

	Three months ended
	September 30,
	2020	2019
Restricted share units	$1,616,743	$764,946
Performance share units	532,445	134,186
Deferred share unit plan	398,555	190,791
Stock option plan	32,536	63,439
Employee share purchase plan	12,726	13,439

	$2,593,005	$1,166,801

The Company’s share-based compensation was attributable to the following areas for the three months ended September 30, 2020 and 2019:

	Three months ended
	September 30,
	2020	2019
Cost of revenue	$284,481	$65,336
Sales and marketing	839,366	347,248
Research and development	386,359	259,246
General and administration	1,082,799	494,971

	$2,593,005	$1,166,801

(i)	Treasury shares

During 2017, the Company acquired 104,567 treasury shares for a total cost of $499,443. The treasury shares are presented as a component of shareholder’s deficiency. The treasury shares were purchased pursuant to a TSX Normal Course Issuer Bid order to fund the Company’s Market PRSU Plan (note 9(d)). At September 30, 2020, the Company held 60,942 treasury shares with a value of $263,840.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

9.	SHARE CAPITAL (Continued)

(j)	Diluted number of shares outstanding

For the three months ended September 30, 2020, the fully diluted number of shares was 45,831,759 (2019 – 44,169,505). In the three months ended September 30, 2020, there were 3,205,188 dilutive securities (2019 – 2,446,656 dilutive securities), which were related to the following:

	Three months ended September 30,
	2020	2019
RSUs	2,096,712	1,461,543
PSUs	756,368	506,537
Stock options	352,108	478,576

	3,205,188	2,446,656

10.	REVENUE

(a)	Disaggregated revenue

The table below provides a disaggregation of our overall revenues for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
	2020	2019
Cloud Services	$26,379,577	$23,602,215
Managed professional services	1,210,728	1,000,719

	27,590,305	24,602,934
Other	905,252	1,049,555

	$28,495,557	$25,652,489

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

10.	REVENUE (Continued)

(b)	Deferred revenue

The following table provides a reconciliation of deferred revenue balances to invoiced billings, and revenue for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
	2020	2019
Balance, beginning of period	$142,603,424	$134,427,961
Billings	34,336,052	22,006,678
Revenue recognized	(28,495,557)	(25,652,489)

Balance, end of period	148,443,919	130,782,150
Less: current portion	(82,949,122)	(75,002,629)

	$65,494,797	$55,779,521

In the three months ended September 30, 2020, revenue recognized included $26,234,479 (2019 – $24,099,071) that was included in deferred revenue at the beginning of the period.

The Company’s deferred revenue is scheduled to be recognized in the years ended June 30, as follows:

2021	69,142,834
2022	43,524,537
2023	25,281,176
2024	8,560,731
2025	1,934,641

148,443,919

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

11.	INCOME TAXES

The Company operates in various tax jurisdictions, and accordingly, the Company’s income is subject to varying rates of tax. Losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. The Company’s ability to use income tax losses and deferred income tax deductions is dependent upon the profitable operations of the Company in the tax jurisdictions in which such losses or deductions arise. The Company’s interim tax provisions are estimated based on the expected effective tax rates applicable to the Company’s operations for the year ended June 30, 2020.

The Company’s income tax expense was comprised as follows:

	Three months ended September 30,
	2020	2019
Current income tax expense	$(1,129,000)	$(474,000)
Deferred income tax expense	(165,000)	(712,000)

	$(1,294,000)	$(1,186,000)

Income tax expense for the three months ended September 30, 2020 and 2019 differs from that calculated by applying statutory rates for the following reasons:

	Three months ended September 30,
	2020	2019
Income before income taxes	$3,895,944	$4,637,214
Combined Federal and Provincial income tax rate	27.00%	27.00%

Tax expense at statutory rate	(1,051,905)	(1,252,048)
Permanent differences	(281,395)	(104,364)
Foreign income tax effected at lower rates	4,071	23,018
Impact on deferred income tax assets of changes in foreign exchange rates	34,000	(30,000)
Income applied to previously unrecognized tax assets	1,229	656
Amounts over provided for in prior years	—	176,738

Total income tax expense	$(1,294,000)	$(1,186,000)

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

11.	INCOME TAXES (Continued)

At September 30, 2020, the Company had total net deferred tax assets of $21,762,745 (June 30, 2020—$22,278,745), primarily related to deferred revenue balances, current income tax receivable of $135,657 (June 30, 2020 – $111,769), primarily related to tax instalments paid, and current income tax payable of $157,892 (June 30, 2020—$382,041) in other foreign jurisdictions. In the three months ended September 30, 2020 and 2019, the Company’s current income tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”) in Canada.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carry-forward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities may result in material adjustments to net income or loss, deferred tax assets and operating loss carry-forwards.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Composition of cash and cash equivalents

	September 30, 2020	June 30, 2020
Cash	$40,946,896	$24,672,338
Cash equivalents	10,348,934	5,055,160

	$51,295,830	$29,727,498

Other cash flow information

	Three months ended September 30,
	2020	2019
Cash paid for income taxes	$568,638	$74,556
Cash received from income taxes	—	245,444
Cash paid for interest	138,649	131,223
Non-cash investing and financing activities
Accrued purchases of property and equipment, net	$552,322	$1,620,734

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

13.	FINANCIAL INSTRUMENTS

The fair value and notional amount of derivative financial instruments outstanding are comprised of the following:

	Derivative Assets
	September 30, 2020	June 30, 2020
Fair value of derivatives designated as cash flow hedges	$30,227	—
Notional amount	$14,900,000	—

During the three months ended September 30, 2020, $32,294 (September 30, 2019 - $nil) in hedging gains have been recognized in operating expenses. The fair values of derivative assets are measured using Level 2 fair value inputs. Derivative assets are included in trade and other receivables.

(a)	Foreign exchange

The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. These contracts have been designated as cash flow hedges. The maturity dates of these instruments range from August 2020 to June 2021. As at September 30, 2020, the net unrealized gain on these forward contracts was $30,227 (June 30, 2020 – nil). Unrealized gains were recorded in trade and other receivables and other comprehensive income (“OCI”). As at September 30, 2020, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next 9 months.

For the three months ended September 30, 2020, a gain of $30,227 relating to the effective portion was recognized in OCI and there was nil reclassified from OCI into income relating to the effective portion.

(b)	Credit risk

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be $nil. As at September 30, 2020, the Company had a credit risk exposure to counterparties with outstanding or unsettled foreign exchange derivative instruments of $30,227 on a notional amount of $14,900,000 relating to derivative assets (June 30, 2020 – $nil).

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

14.	SEGMENTED INFORMATION

Entity wide disclosures

Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non current contract acquisition assets, property and equipment, right of use assets and goodwill.

	Three months ended September 30,
	2020	2019
Revenue
United States	$24,104,319	$22,056,358
Rest of world	3,832,995	3,088,783
Canada	558,243	507,348

	$28,495,557	$25,652,489

	September 30, 2020	June 30, 2020
Long-lived assets
Canada	$11,523,373	$12,201,188
United States and rest of world	9,406,670	9,486,911

	$20,930,043	$21,688,099

15.	CONTINGENCIES

Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

16.	SUBSEQUENT EVENTS

(a)	Quarterly dividend

On October 19, 2020, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on November 30, 2020 to shareholders of record at the close of business on November 13, 2020.

(b)	Premises lease

On October 19, 2020, the Company entered into a new office sublease agreement in San Jose, California, U.S. The arrangement will meet the criteria for recognition as a lease under IFRS 16, as of October 19, 2020. The rental payment obligation is $58,852 per month, and the term will commence on November 1, 2020 and end on October 31, 2025.

(c)	Public equity offering

On October 30, 2020, the Company announced the completion of an underwritten public offering (the “Offering”) in the United States and Canada of 6,272,727 common shares at a price of $11.00 per common share, for aggregate gross proceeds of approximately $69,000,000. Proceeds, net of underwriting fees and expenses of the Offering, are approximately $63,500,000.

The Offering was made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated August 27, 2020 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, as amended, which went effective with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2020, containing the Supplement and Base Prospectus, and which was filed with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. In addition, on October 28, 2020, the Company’s common shares began trading on the Nasdaq Global Select Market under the symbol “ABST”, and on October 29, 2020 the Company’s ticker symbol on the Toronto Stock Exchange changed also to “ABST”.

(d)	Derivative financial instruments

Through November 9, 2020, the Company entered into additional foreign exchange forward contracts with a notional value of $4,630,000 to hedge Canadian dollar denominated operating expenses.